Investor Contacts:    John Borden        Press Contacts:     Ken Herz
                      (212) 270-7318                         (212) 270-4612
                      Melissa Ciotoli                        Judy Walsh
                      (212) 270-7334                         (212) 270-2914
                      Terry Mangan
                      (212) 270-7331


                                         For Immediate Release
                                         Friday, July 1, 1994


                 CHEMICAL COMPLETES OFFER FOR MARGARETTEN


     New York, July 1-- Chemical Bank, National Association announced today that its wholly-owned subsidiary has completed its tender offer for all of the outstanding common stock and any and all of the depositary shares representing the preferred stock of Margaretten Financial Corporation and that all shares that were validly tendered and not withdrawn prior to the expiration of the offer were accepted for payment, with such payment to be made as promptly as practicable.

     As of 12:00 midnight on June 30, 1994, when the offer expired, approximately 13,121,070 shares of common stock and 1,522,317 depositary shares representing the preferred stock of Margaretten had been tendered and not withdrawn, representing approximately 99% and 95% of outstanding common shares and depositary shares, respectively.

     Shares of common stock and depositary shares not tendered to Chemical in the tender offer will be converted to cash through a merger. Based on the number of shares of common stock and depositary shares tendered, Chemical said that it intends to effect such merger later this month by means of a "short form" merger under Delaware law, which permits such merger to be effected without shareholder approval.

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